Exhibit 99.1

Pointer Gets AIS 140 Indian ITS Standard Certification

Rosh HaAyin, Israel, September 4, 2018. Pointer Telocation Ltd. (Nasdaq: PNTR, TASE: PNTR) – a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced today that its Cello CANiQ IN device was officially certified for India’s MoRTH’s (Ministry of Road Transport and Highways) AIS 140 standard.

MoRTH along with ARAI (Automotive Research Association of India) in India have framed the AIS 140 standard for Intelligent Transport Systems in India to bring safety and efficiency for all public transportation vehicles such as state transport buses, app based taxis, private passenger carrying buses, and non-app licensed taxis. The AIS 140 standard makes it mandatory to install approved telematics devices in all public carrying vehicles, new and old. This will provide a massive increase in telematics adoption in the already growing market of India.

Over the last period we have invested extensive efforts to get our Cello CANiQ IN device certified for the AIS 140 standard and now we believe that we are prepared to meet the large demand presented by the Indian market. That was also reported in our last quarterly investors calls. Cello CANiQ IN does not just comply with the AIS 140 standard but goes much beyond it and offers a sophisticated driver behavior analysis, accident reconstruction, diagnostics and preventive maintenance by connecting to CAN bus and OBD, external sensor integration like RFID readers, ADAS, temperature and fuel sensors, and much more.

Mr. David Mahlab, Chief Executive Officer of Pointer Telocation, commented: “We are extremely proud about Pointer being part of the limited group of the top telematics technology providers whom at this point in time have successfully certified their hardware solutions with the AIS 140 standard. We believe that the AIS 140 certified Cello CANiQ with its advanced functionalities puts Pointer in a breakthrough position to meet the expected growing demand of the Indian market resulting from the AIS 140 standard requirements. Furthermore, India itself is a large, under penetrated market for telematics, and we are excited about the new telematics opportunities we envision there.”

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data, converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the size and potential of the Indian market as well as the company’s success in exploiting this potential and the success of the Company’s products and services to meet market demand, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Company Contact: Yaniv Dorani, CFO Tel: +972-3-5723111 E-mail: yanivd@pointer.com	Investor Relations Contact at Hayden IR, LLC: Brett Maas Tel: +1-646-536-7331 E-mail: brett@haydenir.com

David Fore Tel: +1-206-395-2711 E-mail: dave@haydenir.com